

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2023

Victoria M. Mink
Executive Vice President, Chief Financial Officer and Treasurer
Madison Square Garden Sports Corp.
Two Penn Plaza
New York, NY 10121

> **Re: Madison Square Garden Sports Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2022**
> **Filed August 18, 2022**
> **File No. 001-36900**

Dear Victoria M. Mink:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services